Exhibit 99.1

1 September 2025 Investor Presentation

2 Vinci Compass is a leading full - service alternative asset manager in Latin America R$304 bn AUM¹ Credit Private Equity Equities Global Investment Products & Solutions Real Assets Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Credit solutions developed to meet needs of both mature and growing businesses, through Private and Public Credit, opportunistic credit and agribusiness Long - term positions based on fundamental analysis of LatAm publicly - traded companies Investments focused on tangible, income - generating assets through real estate, infrastructure and forestry strategies High value - added financial and strategic advisory services, focusing primarily on middle market, M&A and debt capital markets (DCM) transactions Providing access to proprietary investment solutions and world - class managers RESEARCH RISK LEGAL & COMPLIANCE INVESTOR RELATIONS OPERATIONS SUSTAINABILITY CLIENT RELATIONS See notes and definitions at end of document Corporate Advisory

3 As of June 2025 The premier partner for alternative investments and global solutions in Latin America Vinci Compass’ offices 630 Employees LPs Global to Local Local to Global Local to Local Global to Regional Years Providing Investment Solutions in LatAm 7 Countries in LatAm plus USA and UK Offering local tailored products through our local regulated entities Delivering local alternative solutions to our global clients Providing access to a network of world - class GPs and top - tier asset managers Providing regional liquid and alternative mandates to global investors +25 +2,800

4 Pan - Regional presence with a diversified exposure to product offering, funding and currency Segments Breakdown AUM¹ (%) Fee Related Revenues² (%) Country Breakdown (Funding) Client Profile Breakdown Country Breakdown (Asset Allocation) See notes and definitions at end of document 62% 20% 17% 2% Institutional HNWI Intermediaries Public Market Vehicles 76% 10% 5% 5% 4% 38% 21% 12% 12% 8% 4% 3% 1% Chile Brazil Global Mexico Colombia Peru Uruguay Argentina 65% 24% 4% 3% 2% 1% 1% Global Brazil Chile LatAm Mexico Argentina Peru Uruguay 40% 23% 14% 13% 8% 2% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory 50% 23% 22% 5% 46% 29% 7% 6% 5% 4% 2% 1% 39% 25% 10% 10% 7% 2% 4% 3%

5 Local teams providing local, regional and global solutions to our clients Unique institutional reach : Proven ability to distribute proprietary products Expert distribution team: Deep expertise in alternative products and global investments . Active involvement from our local partners in client relations 9 ARGENTINA / URUGUAY 23 BRAZIL 20 CHILE 10 MEXICO 7 PERU / COLOMBIA 10 UNITED STATES 1 UNITED KINGDOM NUMBER OF PROFESSIONALS CLIENT RELATIONS GROUP 80 relationship managers across 9 countries

6 70% 15% 9% 4% 1% Fee Related Revenues² Breakdown by Country (Asset Allocation) Global Brazil Mexico Chile Uruguay Global Investment Products and Solutions (Global IP&S) Providing access to a network of world - class GPs and top - tier asset managers, we deliver bespoke global and local investment solutions, granting unparalleled access to opportunities worldwide. R$230 bn AUM R $ 230 billion in AUM 1 Notes: ¹Assets under management and advisory as of June 2025; ²Fee Related Revenues as of 2Q’25 YTD; ³TPD stands for Third Pa rty Distribution. 30% 25% 19% 7% 7% 5% 4% 3% Fee Related Revenues Breakdown by Product Type TPD³ Alternative TPD Liquid Global Solutions Separate Mandate Fund Services Commingled Fund Brokerage Pension Plans Vinci Retirement Services 62% 21% 16% AUM Breakdown by Client Profile Institutional HNWI Intermediaries

7 45% 24% 10% 9% 8% 4% AUM Breakdown by Geography (Asset Allocation) Brazil LatAm Argentina Mexico Peru Chile Credit Diversified credit platform with local and hard currency strategies +65 Portfolio Managers and Analysts R $ 30 billion in AUM As of June 2025 Local currency Private Credit High Grade & High Yield R$9.8 bn Hard currency Liquid Credit High Grade & High Yield R$ 7 .3 bn High Grade & High Yield R$1. 5 bn 50% 33% 14% 3% AUM Breakdown by Client Profile Institutional Intermediaries HNWI Public Market Vehicles Structured Credit & Confirming R$2.7 bn Infrastructure Credit R$2.6 bn Diversified Private Credit R$1.6 bn Real Estate Credit R$0.8 bn Opportunistic Capital Solutions R$3.3 bn Agribusiness R$0.9 bn

8 R $ 16 billion in AUM¹ Private Equity 2.3x Gross MOIC² 64.6% Gross IRR² R$15.8 bn AUM &UHDWHGE\&KDQXWLV,QGXVWULHV IURPWKH1RXQ3URMHFW &UHDWHGE\'LQRVRIW/DEV IURPWKH1RXQ3URMHFW VIR VCP Impact guidelines Sector Company Size Governance Sustainability guidelines as risk mitigators drivers of long - term value creation Agnostic R$ 1 – 2 billion EV Control and co - control Business Services Specialized Retail Healthcare R$ 100 – 500 million EV Minority with co - control Generates impact at the core of the business and supports SME companies with limited access to capital and know - how 20+ 1.5x Gross MOIC² 21.8% Gross IRR² year track record Buyout Growth Turnaround Minority Growth VCP Strategy Notes: ¹As of June 2025; ²Gross IRR and Gross MOIC in Brazilian Reais, as of March 31, 2025. Turnaround VIR Strategy Minority Growth 65% 24% 11% AUM Breakdown by Client Profile Institutional HNWI Intermediaries

9 82% 11% 7% AUM Breakdown by Client Profile Institutional HNWI Intermediaries Equities Brazil R$10.8 bn • Long Only • Dividends • Small Caps • Long Biased • Others Chile R$2.4 bn • Long Only • Small Caps Strategies Overview Mexico R$1.1 bn • Long Only LatAm R$0.8 bn • Long Only LatAm Equity Argentina R$0.4 bn • Long Only • Small Caps Country - Specific Equity Leverage the region’s advantages without the idiosyncratic risks of each country By capitalizing on country - specific expertise and targeting assets often overlooked by regional investors, we unlock opportuniti es in niche markets with fewer participants 80%+ of our combined investor base consists of Institutional Investors +20 Portfolio Managers and Analysts R $ 16 billion in AUM As of June 2025 R$15.6 bn AUM

10 Real Assets • Investments in major real estate sectors • Seven Listed REITs in the Brazilian Stock Market • Opportunistic Developmen t Strategy with closed - end funds in Brazil, Uruguay and Peru • Focus on the key infrastructure themes in Brazil: Power, Water & Sanitation and Transport & Logistics • Six structured funds and one perpetual listed vehicle • VICC, our Article 9 compliant fund, is currently fundraising • Strategy includes Greenfield and Brownfield projects with Eucalyptus, Pine and Native Forests in Brazil • Three vintages raised since 2009, with the fourth currently being raised and in process of becoming Article 9 • Carbon credits offer a significant return potential on top of traditional forestry revenues 130,000 ha Net Planted Area in Brazil +560,000 investors 38 Companies/Assets R$12.1 bn AUM of our AUM is in vehicles with 10+ years lock - ups ~82% Forestry R$1.8 bn Real Estate R$6.5 bn Infrastructure R$3.9 bn R $ 12 billion in AUM As of June 2025 44% 44% 8% 4% AUM Breakdown by Client Profile Public Market Vehicles Institutional HNWI Intermediaries

11 As of June 2025 Corporate Advisory M&A • Total or Partial Purchases and Sales of Companies • Joint Ventures and Company Mergers • Board of Directors’ Advisory • Fairness Opinion and Valuation Report Elaboration +R$161 bn in M&A transactions Fund Raising • Issuing of New Shares (Capitalizations) • Issuing of Debt Titles (Convertible or Not) • Issuing of Titles with Incentivized Coverage • Special Situations Transactions +R$60 bn in FR transactions Capital Markets • Initial Public Offering (IPO) Advisory • Follow - On Advisory • Issuing of Distributable Titles Advisory +R$40 bn in CM transactions ~ 85 % of clients re - engage Corporate Advisory’s Pillars Union of values and vision No conflicts of interest Long - term vision Vision of Growth Execution of excellence Trustworthy relationship Sectors Consumer & Retail Oil & Distribution Health Real Estate Financial Services Logistics & Transportation Technology Energy & Mining Others Senior team with multisectoral experience

12 Financial Highlights

13 76 mm Adj. DE¹ 2Q’25 17 mm Realized Performance Fees 2Q’25 0.15 Quarterly Dividend US$ 12 bn Appreciation & Capital Formation 2Q’25 R$ + 87 % YoY + 30 % YoY 1.20 Adj. DE per share² 2Q’25 R$ Second Quarter 2025 Highlights R$ R$ The final closing of VICC brought the total fund size to R$1.8 billion , making it the largest Infrastructure vintage in Vinci Compass’ history Divestment in one of our Infrastructure funds within the Real Assets segment contributed not only to realized performance fees, but also to GP investment income in the 2Q’25 R$12 billion in appreciation, capital subscriptions and net inflows in the 2Q’25 across various strategies, driven primarily by Global IP&S, Credit and Equities See notes and definitions at end of document

14 ∆ YoY(%) 2Q'25 YTD 2Q'24 YTD ∆ YoY(%) 2Q'25 1Q'25 2Q'24 (R$ thousands, unless mentioned) 86% 391,098 210,589 71% 195,569 195,529 114,134 Net revenue from management fees 134% 51,073 21,840 128% 26,220 24,853 11,481 Net revenue from advisory fees N/A 22,206 – N/A 10,944 11,262 – Other revenues 100% 464,377 232,429 85% 232,733 231,644 125,615 Total Fee Related Revenues 174% (40,807) (14,893) 174% (20,682) (20,125) (7,556) Segment personnel expenses 173% (32,854) (12,030) 167% (17,423) (15,431) (6,535) Other G&A expenses 3,816% (38,807) (991) 3,531% (17,792) (21,015) (490) Placement fee amortization and rebates 233% (156,136) (46,837) 205% (78,484) (77,652) (25,750) Corporate center expenses 54% (64,871) (42,128) 42% (33,127) (31,744) (23,380) Bonus compensation related to management and advisory 185% (333,476) (116,879) 163% (167,509) (165,967) (63,711) Total Fee Related Expenses 13% 130,901 115,550 5% 65,224 65,677 61,904 FEE RELATED EARNINGS (FRE) 28.2% 49.7% 28.0% 28.4% 49.3% FRE Margin (%) (5)% 2.07 2.17 (11)% 1.03 1.04 1.16 FRE per share¹ (R$/share) 45% 11,419 7,886 49% 8,342 3,077 5,613 Net revenue from performance fees 43% (5,033) (3,512) 47% (3,683) (1,350) (2,503) Performance based compensation 46% 6,387 4,374 50% 4,660 1,727 3,110 PERFORMANCE RELATED EARNINGS (PRE) 55.9% 55.5% 55.9% 56.1% 55.4% PRE Margin (%) 150% 8,711 3,483 150% 8,711 – 3,483 ( - ) Unrealized performance fees 150% (3,083) (1,233) 150% (3,083) – (1,233) (+) Unrealized performance compensation 6% 17,861 16,785 10% 13,576 4,285 12,379 (+) Realized GP investment income 16% 160,777 138,959 12% 89,088 71,689 79,643 SEGMENT DISTRIBUTABLE EARNINGS 32.0% 53.3% 33.8% 30.0% 54.1% Segment DE Margin (%) 63% 6,140 3,764 48% 2,779 3,361 1,873 (+) Depreciation and amortization 52% 36,227 23,783 91% 21,804 14,423 11,421 (+) Realized financial income 74% (7,480) (4,292) 79% (3,722) (3,758) (2,076) ( - ) Leasing expenses 30% (34,762) (26,753) 19% (20,758) (14,004) (17,517) ( - ) Other items² (93)% (873) (13,007) (95)% (618) (255) (11,674) ( - ) Non - operational expenses³ (17)% (22,614) (27,359) (11)% (13,236) (9,378) (14,872) ( - ) Income taxes (excluding related to unrealized fees and income) 45% 137,415 95,094 61% 75,337 62,078 46,797 DISTRIBUTABLE EARNINGS (DE) 25.5% 33.4% 26.4% 24.5% 29.5% DE Margin (%) 22% 2.17 1.79 36% 1.19 0.98 0.88 DE per share (R$/share)⁴ (95)% 650 12,912 (96)% 422 228 11,604 (+) Non - operational expenses (including Income Tax effect) 28% 138,065 108,006 30% 75,759 62,306 58,401 ADJUSTED DISTRIBUTABLE EARNINGS 5 25.6% 38.0% 26.6% 24.6% 36.8% Adjusted DE Margin (%) 8% 2.18 2.03 9% 1.20 0.98 1.10 Adjusted DE per share 6 (R$/share) See notes and definitions at end of document Second Quarter 2025 Segment Earnings

15 25 232 230 8 29 30 16 16 16 9 15 16 11 12 12 69 305 304 2Q'24 1Q'25 2Q'25 Global IP&S Credit Private Equity Equities Real Assets Total Assets Under Management and Advisory AUM 2Q’25 vs 1Q’25 vs. 2Q’24 ( R$bn ) • Total assets under management and advisory (AUM¹) of R$304.1 billion, up 339% year - over - year, mostly driven by the combination with Compass, and the acquisition of Lacan. • New capital formation in the 2Q’25 totaled R$3.6 billion, driven by net inflows and capital subscriptions across Global IP&S, Credit, and Real Assets. • Portfolio appreciation of R$8.1 billion in the quarter, combined with R$3.6 billion in capital formation, was offset by R$11.8 billion in negative FX variation, primarily from U.S. Dollar - denominated Global IP&S funds. R$11.8 billion See notes and definitions at end of document 74% 18% 8% 4% (4)% Capital Formation & Appreciation 2Q'25 Global IP&S Credit Equities Real Assets Private Equity

16 Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when i s h ighly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$1.7 million as of the end of the second quarter of 2025 booked as unrealized performance fees in the co mpany’s balance sheet. Accrued performance fees shown for Private Equity funds of R$310.8 million, Credit funds of R$21.7 million, Real Assets funds of R$4.2 million, and Gl oba l IP&S of R$1.2 million, as of the end of the second quarter of 2025, have not been booked as unrealized performance fees in the company’s balance sheet. Additional Capital Detail 92% 6% 2% 1% • Total performance fee eligible AUM (PEAUM) of R$49.4 billion in the 2Q’25. • Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch - Up¹, Preferred Return² and Hurdle³. • Gross accrued performance fees of R$339.7 million in the 2Q’25. • The VCP strategy in Private Equity accounted for R$310.8 million in accrued performance fees, or 91% of total accrued performance fees. Performance Eligible AUM R$340 mm 27% 20% 22% 12% 19% Private Equity Global IP&S Credit Real Assets Equities Gross Accrued Performance Fees R$49 bn

17 Fee Related Revenues Fee related revenues totaled R$232.7 million in the quarter, up 85% year - over - year, pushed by growth in management fees, advisory fees and the addition of other revenue streams. Fee Related Revenues 2Q’25 vs. 2Q’24 ( R$mm ) Fee Related Revenues 2Q’25 YTD vs. 2Q’24 YTD ( R$mm ) Catch - up fees of R$6.3 million in the quarter, coming from new client commitments to our Infrastructure Climate Change strategy. Advisory fees of R$26.2 million in the quarter, composed of upfront fees charged for third - party distribution alternative commitments in Global IP&S segment, as well as fees from Corporate Advisory segment. Other revenues totaled R$10.9 million in the 2Q’25, consisting of custody & execution and fund services fees. +85% +100% 114 196 11 26 11 126 233 2Q'24 2Q'25 Management fees Advisory fees Other revenues 211 391 22 51 22 232 464 2Q'24 YTD 2Q'25 YTD Management fees Advisory fees Other revenues

18 58 76 2Q'24 2Q'25 3 5 2Q'24 2Q'25 62 65 2Q'24 2Q'25 Financial Metrics 2Q’25 overview Fee Related Earnings of R$65.2 million and R$1.03/share • Catch - up fees in the 2Q’24 were higher due to the fundraising cycle of VCP IV. Excluding catch - up fees in the 2Q’24 and 2Q’25, FRE grew by 25%. Performance Related Earnings of R$4.7 million and R$0.07/share • Net performance fees recognized across Credit, Equities, Global IP&S and Real Assets segments . Adjusted Distributable Earnings of R$75.8 million and R$1.20/ share Fee Related Earnings (FRE) ( R$mm ) +5% % FRE margin 28% 49% FRE per share 1.16 1.03 +50% Performance Related Earnings (PRE) ( R$mm ) 56% 55 % PRE per share 0.06 0.07 % PRE margin Adjusted Distributable Earnings (DE) ( R$mm ) +30% 27% 37% Adj. DE per share 1.10 1.20 % Adj. DE margin • Growth in Adjusted DE both on nominal and per share basis, enhanced by stronger realized performance fees and realized GP investment income.

19 116 131 2Q'24 YTD 2Q'25 YTD Financial Metrics 2Q’25 YTD overview 108 138 2Q'24 YTD 2Q'25 YTD Adjusted Distributable Earnings (DE) ( R$mm ) 26% 38% 2.03 2.18 +28% Fee Related Earnings of R$130.9 million and R$2.07/ share • Stronger management and advisory fees over the first half of 2025, driven by a combination of organic fundraising and inorganic transactions. Performance Related Earnings of R$6.4 million and R$0.10/ share • Growth driven by realized performance fees in the 2Q’25 across Credit, Equities , Global IP&S and Real Assets . Adjusted Distributable Earnings of R$138.1 million and R$2.18/ share 4 6 2Q'24 YTD 2Q'25 YTD • Adj. DE in the 2Q’25 YTD reflects the combined effect of growth in FRE and PRE, driven by our acquisitions, organic fundraising and performance across funds impacting performance fees and GP investment income. +13% % FRE margin FRE per share Fee Related Earnings (FRE) ( R$mm ) 28% 50% 2.17 2.07 Performance Related Earnings (PRE) ( R$mm ) 56% 5 5% 0.08 0.10 +46% PRE per share % PRE margin Adj. DE per share % Adj. DE margin

20 Realized GP Investment and Financial Income Realized GP Investment¹ and Financial Income² of R$35.4 million in the 2Q’25, up 49% year - over - year. This growth reflects the capital return from our GP commitment in FIP Transmissão , combined with solid results from the liquid portfolio. Realized GP Investment and Financial income 2Q’25 vs. 2Q’24 ( R$mm ) Realized GP Investment and Financial income 2Q’25 YTD vs. 2Q’24 YTD ( R$mm ) +33% +49% Total GP Investment and Financial Income accounted for R$54.1 million over the 2Q’25 YTD, up 33% when compared to the 2Q’24 YTD. See notes and definitions at end of document 11 22 12 14 24 35 2Q'24 2Q'25 Realized Financial Income Realized GP Investment Income 24 36 17 18 41 54 2Q'24 YTD 2Q'25 YTD Realized Financial Income Realized GP Investment Income

21 25% 21% 15% 14% 14% 5% 3% 3% Fair Value of Investments - GP Commitment Balance Sheet Highlights & GP Commitments 2Q'25 1Q'25 (IN R$ MILLIONS, UNLESS MENTIONED) 189.2 163.8 Cash and cash equivalents¹ 1,131.1 1,200.4 Net Investments 407.7 503.0 Liquid funds² 723.4 697.4 GP Fund Investments³ (558.2) (552.7) Debt obligations 4 762.1 811.4 Net Cash and Investments 12.05 12.81 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$ 762.1 million in the 2Q’25, including cash and cash equivalents, investments in liquid funds, GP stakes and debt obligations R$ 723.4 mm 27% 21% 16% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Commited R$1.4 billion

22 697.4 45.7 (2.4) (14.8) (2.6) 723.4 1Q'25 Capital Called Principal Returned Gross Capital Gain Returned Depreciation 2Q'25 See notes and definitions at end of document Our GP Commitments are a long - term strong value creator Fair Value of Investments (R$ mm) GP Commitments Overview Per share R$11.44 R$11.01 Total Capital Committed R$1,421.8 million Total Capital Called R$771.1 million Fair Value of Investments R$723.4 million Accum . Capital Returned R$161.0 million As of 2Q’25, Vinci Compass had R$1,421.8 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate. Total capital called of R$771.1 million, representing 54.2% of the total capital committed to proprietary funds as of June 30, 2025. Fair Value of Investments account for R$723.4 million.

23 Appendix – I Segment Summaries

24 Financials by Segment Fee Related Earnings (FRE) 2Q ’25 YTD by Segment Segment Distributable Earnings (DE) 2Q’25 YTD by Segment Fee Related Earnings (FRE) were R$130.9 million in the 2Q’25 YTD, with 28% of FRE coming from Private Equity, Global IP&S accounting for 26%, Real Assets with 21%, followed by Credit with 17%, Equities accounting for 7% and Corporate Advisory for 2%. Segment Distributable Earnings (DE) were R$160.8 million in the 2Q’25 YTD, with 28% coming from Real Assets, followed by Private Equity with 24%, Global IP&S with 22%, Credit with 17%, Equities accounting for 7% and Corporate Advisory for 2%. R$161 mm R$131 mm 28% 21% 26% 17% 7% 2% 24% 28% 22% 17% 7% 2% Private Equity Real Assets Global IP&S Credit Equities Corporate Advisory

25 See notes and definitions at end of document TPD Liquid 47% TPD Alternative 31% Global Solutions 8% Separate Mandate 8% Custody & Execution 3% Commingled Fund 1% Pension Plans 1% Other ³ 1% Global IP&S AUM Breakdown by Strategy Global Investment Products & Solutions (Global IP&S) R$230 bn AUM Fee Related Earnings (FRE) of R$12.5 million in the quarter, up 250% YoY, driven mostly by the growth in management fees following the combination with Compass. Advisory fees of R$17.5 million in the 2Q’25 mainly from upfront fees¹ charged in TPD² Alternative. ∆ YoY (%) 2Q'25 YTD 2Q'24 YTD ∆ YoY (%) 2Q'25 1Q'25 2Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 220% 125,316 39,106 212% 59,691 65,625 19,134 Net revenue from management fees 7,433% 40,074 532 3,245% 17,527 22,547 524 Net revenue from advisory fees N/A 21,833 – N/A 10,748 11,085 – Other revenues 372% 187,223 39,639 347% 87,966 99,257 19,659 Total Fee Related Revenues 177% (12,140) (4,376) 167% (5,841) (6,299) (2,188) Segment personnel expenses 180% (15,426) (5,508) 191% (8,383) (7,043) (2,881) Other G&A expenses N/A (19,122) – N/A (9,683) (9,438) – Placement fee amortization and rebates 816% (82,017) (8,958) 737% (39,995) (42,022) (4,777) Corporate center expenses 127% (25,017) (11,009) 85% (11,598) (13,419) (6,255) Bonus compensation related to management and advisory 415% (153,722) (29,851) 369% (75,501) (78,221) (16,101) Total Fee Related Expenses 242% 33,501 9,787 250% 12,466 21,035 3,557 FEE RELATED EARNINGS (FRE) 17.9% 24.7% 14.2% 21.2% 18.1% FRE Margin (%) 721% 1,830 223 150% 536 1,295 214 Net revenue from performance fees 721% 1,830 223 150% 536 1,295 214 Realized performance fees N/A – – N/A – – – Unrealized performance fees 645% (828) (111) 148% (265) (562) (107) Performance based compensation 795% 1,003 112 153% 270 732 107 PERFORMANCE RELATED EARNINGS (PRE) 54.8% 50.2% 50.5% 56.6% 50.0% PRE Margin (%) N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation 205% 692 227 135% 397 296 169 (+) Realized GP investment income 248% 35,196 10,127 243% 13,133 22,063 3,834 SEGMENT DISTRIBUTABLE EARNINGS 18.5% 25.3% 14.8% 21.9% 19.1% Segment DE Margin (%) 821% 228,773 24,845 821% 228,773 230,551 24,845 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.13% 0.34% 0.13% 0.13% 0.33% AVERAGE FEE RATE (%) 634% 182,317 24,845 634% 182,317 180,855 24,845 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX - UPFRONTS 4 0.16% 0.34% 0.16% 0.17% 0.33% AVERAGE FEE RATE (%) EX - UPFRONTS AUM ended the 2Q’25 at R$230 billion. Global IP&S had R$2.3 billion in net inflows and R$6.4 billion of appreciation, however, the quarter was impacted by a negative R$10.4 billion FX variation on U.S. Dollar Global IP&S funds (mainly TPD Liquid and Alternative).

26 Local Currency High Grade & High Yield 37% Hard Currency High Grade & High Yield 24% Real Estate & Infrastructure Credit 11% Opportunistic Capital Solutions 11% Structured Credit & Confirming 9% Diversified Private Credit 5% Agribusiness 3% Credit AUM Breakdown by Strategy Credit R$30 bn AUM Fee related earnings (FRE) in the 2Q’25 posted a 97% increase year - over - year, driven by higher management fees from both inorganic and organic growth, coming from fundraising, deployment and portfolio appreciation across various strategies and geographies. Our one - stop - shop credit platform continues to gain momentum, with R$1.6 billion in new capital formation across private credit and liquid strategies, both local - to - local and cross - border, fully aligned with our strong fundraising pipeline for the year. ∆ YoY (%) 2Q'25 YTD 2Q'24 YTD ∆ YoY (%) 2Q'25 1Q'25 2Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 288% 107,336 27,666 276% 54,518 52,818 14,483 Net revenue from management fees (100)% – 280 N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues 284% 107,336 27,945 276% 54,518 52,818 14,483 Total Fee Related Revenues 415% (13,779) (2,673) 429% (6,928) (6,851) (1,310) Segment personnel expenses 296% (5,752) (1,452) 364% (3,191) (2,561) (688) Other G&A expenses N/A (15,590) – N/A (7,525) (8,065) – Placement fee amortization and rebates 442% (34,330) (6,337) 377% (17,207) (17,123) (3,609) Corporate center expenses 192% (16,213) (5,545) 169% (8,196) (8,017) (3,049) Bonus compensation related to management and advisory 435% (85,664) (16,007) 397% (43,047) (42,617) (8,655) Total Fee Related Expenses 82% 21,673 11,939 97% 11,471 10,202 5,828 FEE RELATED EARNINGS (FRE) 20.2% 42.7% 21.0% 19.3% 40.2% FRE Margin (%) 33% 4,522 3,412 32% 4,507 16 3,405 Net revenue from performance fees 33% 4,522 3,412 32% 4,507 16 3,405 Realized performance fees N/A – – N/A – – – Unrealized performance fees 30% (1,961) (1,512) 30% (1,959) (2) (1,508) Performance based compensation 35% 2,561 1,902 34% 2,548 13 1,898 PERFORMANCE RELATED EARNINGS (PRE) 56.6% 55.7% 56.5% 86.6% 55.7% PRE Margin (%) N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (17)% 3,292 3,982 (22)% 1,816 1,477 2,340 (+) Realized GP investment income 54% 27,527 17,823 57% 15,835 11,692 10,066 SEGMENT DISTRIBUTABLE EARNINGS 23.9% 50.4% 26.0% 21.5% 49.8% Segment DE Margin (%) 260% 29,908 8,311 260% 29,908 28,764 8,311 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.76% 0.75% 0.76% 0.76% 0.75% AVERAGE FEE RATE (%) Total AUM of R$30 billion, up 258% year - over - year.

27 VCP III 55% VCP IV 19% VCP II 16% VIR IV 6% Other 4% Private Equity AUM Breakdown by Flagship Private Equity R$16 bn AUM Total AUM of R$16 billion, up 2% year - over - year. Fee Related Earnings (FRE) totaled R$ 17.6 million in the quarter, representing a 40% year - over - year decrease. This decrease is due solely to the catch - up fees recognized in the 2Q’24 from the strong fundraising of the VCP IV strategy in that quarter, which ended in the 4Q24, thus not occurring again in 2025. Excluding this effect and considering only recurring management fees, FRE grew 21% year - over - year. In July, our VCP team completed the acquisition of AGV, bringing VCP IV’s capital deployment to approximately 40% of total commitments. The team continues to source new investment opportunities for deployment and pursue exits across Funds II and III, while our VIR team is focused on structuring our next impact investing vintage, VIR V. ∆ YoY (%) 2Q'25 YTD 2Q'24 YTD ∆ YoY (%) 2Q'25 1Q'25 2Q'24 (R$ THOUSANDS, UNLESS MENTIONED) (11)% 62,005 69,764 (29)% 30,710 31,294 43,480 Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues (11)% 62,005 69,764 (29)% 30,710 31,294 43,480 Total Fee Related Revenues 9% (2,346) (2,146) 9% (1,178) (1,168) (1,080) Segment personnel expenses 28% (2,191) (1,716) 18% (1,393) (798) (1,183) Other G&A expenses 20% (730) (607) 22% (363) (367) (298) Placement fee amortization and rebates 2% (12,550) (12,334) (5)% (6,518) (6,032) (6,884) Corporate center expenses (7)% (7,134) (7,677) (20)% (3,636) (3,497) (4,571) Bonus compensation related to management and advisory 2% (24,949) (24,481) (7)% (13,088) (11,861) (14,017) Total Fee Related Expenses (18)% 37,055 45,284 (40)% 17,622 19,433 29,464 FEE RELATED EARNINGS (FRE) 59.8% 64.9% 57.4% 62.1% 67.8% FRE Margin (%) N/A – – N/A – – – Net revenue from performance fees N/A – – N/A – – – Realized performance fees N/A – – N/A – – – Unrealized performance fees N/A – – N/A – – – Performance based compensation N/A – – N/A – – – PERFORMANCE RELATED EARNINGS (PRE) N/A N/A N/A N/A N/A PRE Margin (%) N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation N/A 1,692 – N/A 1,692 – – (+) Realized GP investment income (14)% 38,747 45,284 (34)% 19,314 19,433 29,464 SEGMENT DISTRIBUTABLE EARNINGS 60.8% 64.9% 59.6% 62.1% 67.8% Segment DE Margin (%) 3% 12,710 12,385 3% 12,710 13,287 12,385 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.00% 1.29% 1.01% 1.00% 1.57% AVERAGE FEE RATE (%)

28 Brazil 70% Chile 17% Mexico 7% Argentina 2% LatAm 4% Equities AUM Breakdown by Strategy Equities Total AUM of R$16 billion, up 64% year - over - year. R$16 bn AUM Fee Related Revenues grew 36% year - over - year; however, due to higher expenses following the combination with Compass, Fee Related Earnings (FRE) declined in the period. Performance Related Earnings (PRE) grew 102% year - over - year to R$1.9 million in the 2Q’25, driven by the positive performance of stock markets. A highlight was our Latam Equity Fund, which delivered consistent results in the first half of the year and ranked in the top quartile. ∆ YoY (%) 2Q'25 YTD 2Q'24 YTD ∆ YoY (%) 2Q'25 1Q'25 2Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 35% 37,480 27,726 36% 18,686 18,794 13,762 Net revenue from management fees N/A – – N/A – – – Net revenue from advisory fees N/A – – N/A – – – Other revenues 35% 37,480 27,726 36% 18,686 18,794 13,762 Total Fee Related Revenues 204% (5,238) (1,723) 256% (2,969) (2,269) (834) Segment personnel expenses 342% (3,618) (819) 215% (1,497) (2,121) (475) Other G&A expenses N/A (2,953) – N/A (1,402) (1,551) – Placement fee amortization and rebates 86% (11,692) (6,272) 77% (5,991) (5,701) (3,382) Corporate center expenses 21% (5,163) (4,271) 15% (2,601) (2,562) (2,267) Bonus compensation related to management and advisory 119% (28,663) (13,084) 108% (14,460) (14,203) (6,958) Total Fee Related Expenses (40)% 8,817 14,642 (38)% 4,226 4,591 6,804 FEE RELATED EARNINGS (FRE) 23.5% 52.8% 22.6% 24.4% 49.4% FRE Margin (%) 29% 5,066 3,936 96% 3,299 1,767 1,679 Net revenue from performance fees 29% 5,066 3,936 96% 3,299 1,767 1,679 Realized performance fees N/A – – N/A – – – Unrealized performance fees 26% (2,212) (1,750) 90% (1,426) (786) (749) Performance based compensation 31% 2,854 2,184 102% 1,873 982 929 PERFORMANCE RELATED EARNINGS (PRE) 56.3% 55.5% 56.8% 55.6% 55.3% PRE Margin (%) N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (31)% 11,671 16,826 (21)% 6,099 5,573 7,733 SEGMENT DISTRIBUTABLE EARNINGS 27.4% 53.1% 27.7% 27.1% 50.1% Segment DE Margin (%) 64% 15,502 9,426 64% 15,502 14,739 9,426 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.53% 0.61% 0.51% 0.55% 0.61% AVERAGE FEE RATE (%)

29 Real Assets Total AUM of R$12 billion, up 14% year - over - year. R$12 bn AUM Fee Related Earnings grew 25% year - over - year, reflecting strong business momentum driven by catch - up fees from the final closing of VICC and inorganic growth. Segment DE posted a 25% year - over - year increase, driven by the recognition of performance fees from the FIP Infra Transmissão fund, which were initially booked as unrealized. This dynamic results on a neutral PRE as realized and unrealized performance fees offset each other, but a positive impact on Segment DE with Realized performance and GP Investment income. ∆ YoY (%) 2Q'25 YTD 2Q'24 YTD ∆ YoY (%) 2Q'25 1Q'25 2Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 27% 58,960 46,327 37% 31,963 26,997 23,275 Net revenue from management fees (6)% 2,322 2,471 (78)% 473 1,850 2,197 Net revenue from advisory fees N/A 374 – N/A 197 177 – Other revenues 26% 61,656 48,798 28% 32,633 29,024 25,471 Total Fee Related Revenues 115% (6,040) (2,813) 99% (3,054) (2,986) (1,535) Segment personnel expenses 162% (5,450) (2,080) 162% (2,676) (2,774) (1,023) Other G&A expenses 7% (413) (384) N/A 1,181 (1,594) (192) Placement fee amortization and rebates¹ 29% (13,642) (10,593) 33% (7,712) (5,931) (5,810) Corporate center expenses 15% (8,912) (7,764) 8% (4,829) (4,083) (4,470) Bonus compensation related to management and advisory 46% (34,457) (23,636) 31% (17,089) (17,368) (13,031) Total Fee Related Expenses 8% 27,199 25,161 25% 15,543 11,656 12,440 FEE RELATED EARNINGS (FRE) 44.1% 51.6% 47.6% 40.2% 48.8% FRE Margin (%) (100)% 1 315 (100)% 1 – 315 Net revenue from performance fees 129% 8,713 3,798 129% 8,713 – 3,798 Realized performance fees 150% (8,711) (3,483) 150% (8,711) – (3,483) Unrealized performance fees (77)% (32) (139) (77)% (32) – (139) Performance based compensation N/A (31) 176 N/A (31) – 176 PERFORMANCE RELATED EARNINGS (PRE) N/A 55.9% N/A N/A 55.9% PRE Margin (%) 150% 8,711 3,483 150% 8,711 – 3,483 ( - ) Unrealized performance fees 150% (3,083) (1,233) 150% (3,083) – (1,233) (+) Unrealized performance compensation (3)% 12,184 12,576 (2)% 9,672 2,512 9,870 (+) Realized GP investment income 12% 44,981 40,162 25% 30,813 14,168 24,735 SEGMENT DISTRIBUTABLE EARNINGS 54.5% 61.6% 60.4% 44.9% 63.2% Segment DE Margin (%) 13% 12,026 10,625 13% 12,026 11,839 10,625 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.05% 0.90% 1.13% 0.98% 0.91% AVERAGE FEE RATE (%) Real Estate 53% Infrastructure 32% Forestry 15% Real Assets AUM Breakdown by Strategy See notes and definitions at end of document

30 Corporate Advisory Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$3.9 million in the 2Q’25 and R$2.7 million in the 2Q’25 YTD. ∆ YoY (%) 2Q'25 YTD 2Q'24 YTD ∆ YoY (%) 2Q'25 1Q'25 2Q'24 (R$ THOUSANDS, UNLESS MENTIONED) N/A – – N/A – – – Net revenue from management fees (53)% 8,677 18,557 (6)% 8,220 457 8,760 Net revenue from advisory fees N/A – – N/A – – – Other revenues (53)% 8,677 18,557 (6)% 8,220 457 8,760 Total Fee Related Revenues 9% (1,265) (1,162) 17% (712) (553) (609) Segment personnel expenses (8)% (418) (455) (0)% (284) (134) (285) Other G&A expenses N/A – – N/A – – – Placement fee amortization and rebates (19)% (1,905) (2,342) (18)% (1,061) (844) (1,287) Corporate center expenses (58)% (2,433) (5,861) (18)% (2,267) (167) (2,768) Bonus compensation related to management and advisory (39)% (6,020) (9,820) (13)% (4,323) (1,697) (4,949) Total Fee Related Expenses (70)% 2,657 8,737 2% 3,897 (1,240) 3,810 FEE RELATED EARNINGS (FRE) 30.6% 47.1% 47.4% N/A 43.5% FRE Margin (%) (70)% 2,657 8,737 2% 3,897 (1,240) 3,810 SEGMENT DISTRIBUTABLE EARNINGS 30.6% 47.1% 47.4% N/A 43.5% Segment DE Margin (%) Deal activity began to pick up in the 2Q’25, following macroeconomic uncertainties in the first quarter. We anticipate continued improvement in the second half of the year.

31 Appendix – II Financial Statements

32 Financials - Income Statement ∆ YoY (%) 2Q'25 YTD 2Q'24 YTD ∆ YoY (%) 2Q'25 1Q'25 2Q'24 (R$ thousands, unless mentioned) REVENUES 86% 391,098 210,589 71% 195,569 195,529 114,134 Net revenue from management fees 45% 11,419 7,886 49% 8,342 3,077 5,613 Net revenue from performance fees 77% 20,131 11,369 87% 17,054 3,077 9,096 Realized performance fees 150% (8,711) (3,483) 150% (8,711) – (3,483) Unrealized performance fees 134% 51,073 21,840 128% 26,220 24,853 11,481 Net revenue from advisory N/A 22,206 – N/A 10,944 11,262 – Other revenues 98% 475,796 240,315 84% 241,075 234,721 131,228 Total net revenues from services rendered OPERATING EXPENSES 54% (64,871) (42,128) 42% (33,127) (31,744) (23,380) Bonus related to management and advisory 43% (5,033) (3,512) 47% (3,683) (1,350) (2,503) Performance based compensation 71% (8,116) (4,745) 81% (6,766) (1,350) (3,736) Realized 150% 3,083 1,233 150% 3,083 – 1,233 Unrealized 53% (69,904) (45,640) 42% (36,810) (33,094) (25,883) Total compensation and benefits 174% (40,807) (14,893) 174% (20,682) (20,125) (7,556) Segment personnel expenses 173% (32,854) (12,030) 167% (17,423) (15,431) (6,535) Other general and administrative expenses 3816% (38,807) (991) 3,531% (17,792) (21,015) (490) Placement fee amortization and rebates 233% (156,136) (46,837) 205% (78,484) (77,652) (25,750) Corporate center expenses 181% (338,508) (120,391) 159% (171,191) (167,317) (66,214) Total expenses 14% 137,288 119,924 7% 69,884 67,404 65,014 Operating profit OTHER GP AND FINANCIAL INCOME AND EXPENSES (15)% 15,070 17,759 160% 11,064 4,006 4,250 GP Investment income 6% 17,861 16,785 10% 13,576 4,285 12,379 Realized gain from GP investment income N/A (2,791) 975 (69)% (2,512) (279) (8,128) Unrealized gain from GP investment income 52% 36,227 23,783 91% 21,804 14,423 11,421 Financial income 52% 36,227 23,783 91% 21,804 14,423 11,421 Realized gain from financial income N/A – – N/A – – – Unrealized gain from financial income 74% (7,480) (4,292) 79% (3,722) (3,758) (2,076) Leasing expenses (73)% (9,623) (36,241) (76)% (5,165) (4,458) (21,249) Other items¹ N/A (6,197) – N/A (3,996) (2,201) – Equity gain (loss) 2% (11,997) (11,808) 24% (6,994) (5,003) (5,660) Equity - based compensation N/A (6,341) – N/A (3,471) (2,870) – Management contract amortization² (93)% (873) (13,007) (95)% (618) (255) (11,674) Non - operational expenses³ N/A 8,786 (23,806) N/A 8,902 (116) (24,988) Total Other Items 52% 146,073 96,118 97% 78,785 67,288 40,026 Profit before income taxes 6% (23,372) (22,063) 3% (12,012) (11,360) (11,679) ( - ) Income taxes⁴ 66% 122,701 74,055 136% 66,773 55,928 28,347 NET INCOME (95)% 650 12,912 (96)% 422 228 11,604 (+) Non - operational expenses (including Income Tax effect) N/A (18,992) 7,669 N/A (10,851) (8,141) 3,870 ( - ) Contingent consideration adjustment related to acquisitions⁵ 10% 104,360 94,636 29% 56,345 48,015 43,821 ADJUSTED NET INCOME See notes and definitions at end of document

33 Financials - Non - GAAP Reconciliation 2Q'25 YTD 2Q'24 YTD 2Q'25 1Q'25 2Q'24 (R$ thousands, unless mentioned) 137,288 119,924 69,884 67,404 65,014 OPERATING PROFIT (20,131) (11,369) (17,054) (3,077) (9,096) ( - ) Net revenue from realized performance fees 8,711 3,483 8,711 – 3,483 ( - ) Net revenue from unrealized performance fees 5,033 3,512 3,683 1,350 2,503 (+) Compensation allocated in relation to performance fees 130,901 115,550 65,224 65,677 61,904 FEE RELATED EARNINGS (FRE) 137,288 119,924 69,884 67,404 65,014 OPERATING PROFIT (391,098) (210,589) (195,569) (195,529) (114,134) ( - ) Net revenue from management fees (51,073) (21,840) (26,220) (24,853) (11,481) ( - ) Net revenue from advisory (22,206) – (10,944) (11,262) – ( - ) Other revenues 64,871 42,128 33,127 31,744 23,380 (+) Bonus related to management and advisory 40,807 14,893 20,682 20,125 7,556 (+) Personnel expenses 32,854 12,030 17,423 15,431 6,535 (+) Other general and administrative expenses 38,807 991 17,792 21,015 490 (+) Placement fee amortization and rebates 156,136 46,837 78,484 77,652 25,750 (+) Corporate center expenses 6,387 4,374 4,660 1,727 3,110 PERFORMANCE RELATED EARNINGS (PRE) 137,288 119,924 69,884 67,404 65,014 OPERATING PROFIT 8,711 3,483 8,711 – 3,483 ( - ) Net revenue from unrealized performance fees (3,083) (1,233) (3,083) – (1,233) (+) Compensation allocated in relation to unrealized performance fees 17,861 16,785 13,576 4,285 12,379 (+) Realized gain from GP investment income 160,777 138,959 89,088 71,689 79,643 SEGMENT DISTRIBUTABLE EARNINGS 122,701 74,055 66,773 55,928 28,347 NET INCOME 8,711 3,483 8,711 – 3,483 ( - ) Net revenue from unrealized performance fees (1,004) (401) (1,004) – (401) (+) Income tax from unrealized performance fees (3,083) (1,233) (3,083) – (1,233) (+) Compensation allocated in relation to unrealized performance fees 2,791 (975) 2,512 279 8,128 ( - ) Unrealized gain from GP investment income (1,978) (704) (2,672) 694 (987) (+) Income tax on unrealized gain from GP investment income – 0 – – 0 ( - ) Unrealized gain from financial income – – – – – (+) Income tax on unrealized gain from financial income (22,478) 11,619 (12,932) (9,546) 5,863 ( - ) Contingent consideration (earn - out) gain (loss)¹ 3,486 (3,950) 2,081 1,405 (1,993) (+) Income tax on contingent consideration 12,481 3,764 6,250 6,231 1,873 (+) Depreciation and amortization 9,336 9,677 4,333 5,003 3,529 (+) Equity - based compensation 254 (241) 371 (117) 188 ( - ) Income Taxes on Equity - based compensation 6,197 – 3,996 2,201 – (+) Equity gain (loss) 650 12,912 422 228 11,604 (+) Non - operational expenses including income tax related to realized expense² 138,065 108,006 75,759 62,306 58,401 ADJUSTED DISTRIBUTABLE EARNINGS 475,796 240,315 241,075 234,721 131,228 TOTAL NET REVENUE FROM SERVICES RENDERED (20,131) (11,369) (17,054) (3,077) (9,096) ( - ) Net revenue from realized performance fees 8,711 3,483 8,711 – 3,483 ( - ) Net revenue from unrealized performance fees 464,377 232,429 232,733 231,644 125,615 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY See notes and definitions at end of document

34 Balance Sheet 6/30/2025 3/31/2025 Assets Current assets 189,190 163,782 Cash and cash equivalents 100,449 126,844 Cash and bank deposits 58,148 36,938 Financial instruments at fair value through profit or loss 30,593 - Financial instruments at amortized cost 1,449,809 1,488,809 Financial instruments at fair value through profit or loss 189,754 162,569 Trade receivables 645 1,770 Sub - leases receivable 11,614 11,200 Taxes recoverable 57,596 66,398 Other assets 1,898,608 1,894,528 Total current assets Non - current assets 135,644 127,710 Financial instruments at fair value through profit or loss 6,036 6,334 Financial instruments at amortized cost 6,024 15,603 Trade receivables 3,749 3,910 Sub - leases receivable 3,887 3,969 Taxes recoverable 29,254 29,889 Deferred taxes 39,323 40,287 Other receivables 223,917 227,702 55,455 53,781 Investments accounted for using the equity method 65,274 60,279 Property and equipment 126,571 135,768 Right of use - Leases 1,052,105 1,054,859 Intangible assets 1,523,322 1,532,389 Total non - current assets 3,421,930 3,426,917 Total Assets 6/30/2025 3/31/2025 Liabilities and equity Current liabilities 9,366 12,290 Trade payables 16,106 11,786 Financial instruments at fair value through profit or loss – 15,514 Deferred Revenue 31,804 35,031 Leases 35,231 36,792 Accounts payable 100,640 62,645 Labor and social security obligations 25,786 27,632 Loans and Financing 23,255 26,264 Taxes and contributions payable 242,188 227,954 Total current liabilities Non - current liabilities 110,631 116,025 Leases 6,319 8,658 Labor and social security obligations 722,617 763,298 Loans and Financing 2,839 5,237 Deferred taxes 454,387 416,135 Retirement plans liabilities 1,296,793 1,309,353 1,538,981 1,537,307 Total liabilities Equity 18 18 Share capital 2,094,601 2,097,712 Additional paid - in capital (306,608) (300,082) Treasury shares 101,177 87,214 Retained Earnings (4,443) 5,717 Other reserves 1,884,745 1,890,579 (1,796) (969) Non - controlling interests in the equity of subsidiaries 1,882,949 1,889,610 Total equity 3,421,930 3,426,917 Total liabilities and equity

35 Supplemental Details

36 See notes and definitions at end of document AUM¹ Rollforward Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 304,552 11,965 14,793 16,481 29,389 231,924 Beginning balance (18) 23 – (161) 121 (2) (+/ - ) Capital Subscription / (capital return) 443 237 – – 206 0 (+) Capital Subscription (461) (214) – (161) (84) (2) ( - ) Capital Return – – – – – – (+) Acquisitions 3,196 (17) (505) – 1,442 2,276 (+/ - ) Net Inflow / Outflow (11,793) (60) (236) (131) (945) (10,421) (+/ - ) FX Variation 8,120 213 1,500 (420) 451 6,377 (+/ - ) Appreciation / (depreciation) 304,057 12,123 15,552 15,769 30,459 230,155 Ending balance For the Three Months Ended June 30, 2025 Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 69,212 10,669 9,463 15,524 8,499 25,057 Beginning balance 2,000 (277) – 228 2,058 (10) (+/ - ) Capital Subscription / (capital return) 3,407 349 – 463 2,595 0 (+) Capital Subscription (1,408) (626) – (235) (537) (10) ( - ) Capital Return 241,147 2,006 4,355 – 18,780 216,007 (+) Acquisitions (7,819) (35) (191) – 577 (8,171) (+/ - ) Net Inflow / Outflow (12,938) (23) (241) (61) (995) (11,618) (+/ - ) FX Variation 12,456 (216) 2,166 77 1,539 8,890 (+/ - ) Appreciation / (depreciation) 304,057 12,123 15,552 15,769 30,459 230,155 Ending balance For the Twelve Months Ended June 30, 2025

37 See notes and definitions at end of document Fee - Earning AUM¹ Rollforward Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 299,180 11,839 14,739 13,287 28,764 230,551 Beginning balance 29 52 – (142) 121 (2) (+/ - ) Capital Subscription / (capital return) 443 237 – – 206 – (+) Capital Subscription (414) (185) – (142) (84) (2) ( - ) Capital Return – – – – – – (+) Acquisitions 3,177 (17) (495) – 1,448 2,241 (+/ - ) Net Inflow / Outflow (11,747) (60) (235) (131) (925) (10,395) (+/ - ) FX Variation 8,281 212 1,493 (303) 500 6,379 (+/ - ) Appreciation / (depreciation) 298,920 12,026 15,502 12,710 29,908 228,773 Ending balance For the Three Months Ended June 30, 2025 Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 65,592 10,625 9,426 12,385 8,311 24,845 Beginning balance 2,049 (248) – 247 2,060 (10) (+/ - ) Capital Subscription / (capital return) 3,407 349 – 463 2,595 – (+) Capital Subscription (1,358) (597) – (216) (535) (10) ( - ) Capital Return 240,138 2,006 4,316 – 18,340 215,477 (+) Acquisitions (7,804) (35) (162) – 645 (8,252) (+/ - ) Net Inflow / Outflow (12,888) (23) (240) (61) (974) (11,591) (+/ - ) FX Variation 11,834 (298) 2,161 139 1,527 8,304 (+/ - ) Appreciation / (depreciation) 298,920 12,026 15,502 12,710 29,908 228,773 Ending balance For the Twelve Months Ended June 30, 2025

38 Investment records – Credit and Equities Funds Hurdle Rate Market Comparison 24 M 12 M YTD 2Q’25 NAV¹ (R$ millions) Segment Fund or Strategy IPCA + Yield IMA - B IPCA + Yield IMA - B 19.0% 15.3% 22.6% 17.0% 246.0 Equities Vinci Total Return² IBOV IBOV 14.0% 10.3% 19.3% 11.1% 847.6 Equities Mosaico Strategy³ IBOV IBOV 18.2% 13.6% 17.5% 9.1% 338.1 Equities Vinci Gas Dividendos FIA N/A S&P/BMV IPC 23.7% 25.4% 19.8% 11.9% 170.5 Equities Compass CRECE+ N/A S&P MERVAL 351.6% 23.2% (22.5)% (17.0)% 348.2 Equities Compass Crecimiento N/A N/A 40.4% 23.6% 30.3% 7.9% 1,479.8 Equities Compass Small Cap Chile IPCA + 6% IPCA 15.9% 10.3% 8.4% 4.7% 721.9 Credit Vinci Crédito Imobiliário II IPCA + 6% IPCA 16.9% 8.6% 7.4% 4.0% 543.1 Credit Vinci Energia Sustentável IPCA + 5% CDI 24.8% 12.6% 8.4% 4.4% 323.3 Credit Vinci Crédito Multiestratégia N/A CEMBI Broad Div 20.6% 9.1% 4.9% 1.9% 4,301.0 Credit Compass Latam Corporate Debt Fund N/A CEMBI Broad Div HY 24.5% 9.8% 4.0% 1.4% 1,773.8 Credit Compass Latam High Yield USD N/A PIP Cetes 28D 23.8% 10.7% 4.8% 2.3% 1,933.1 Credit Compass I+LIQG N/A CDI 29.4% 12.8% 7.1% 3.6% 820.5 Credit Compass Credit Selection CDI CDI 31.1% 13.2% 7.2% 3.5% 2,032.8 Credit Compass Yield 30 N/A N/A 17.7% 10.5% 4.1% 1.5% 438.0 Credit Compass Deuda Plus N/A CEMBI Broad Div 9.2% 4.9% 3.1% 1.3% 753.8 Credit Compass Renta Fija - B See notes and definitions at end of document 24 M 12 M YTD 2Q’25 Benchmark 24.2% 12.7% 6.8% 2.9% IPCA 4 + Yield IMA - B 5 17.6% 12.1% 15.4% 6.6% IBOV 6 14.9% 13.6% 18.6% 11.6% S&P/BMV IPC 7 362.4% 23.7% (21.3)% (14.7)% S&P MERVAL 8 25.2% 12.1% 6.4% 3.3% CDI 9 9.8% 5.4% 3.0% 0.9% IPCA 20.6% 8.5% 4.3% 1.6% CEMBI Broad Div 10 25.1% 9.2% 3.9% 1.4% CEMBI Broad Div HY 11 23.2% 10.3% 4.7% 2.2% PIP Cetes 28D 12

39 Investment records – Global IP&S and Real Assets Funds See notes and definitions at end of document Hurdle Rate Market Comparison 24 M 12 M YTD 2Q’25 NAV¹ (R$ millions) Segment Fund or Strategy CDI CDI 20.4% 10.7% 5.7% 2.8% 99.2 Global IP&S Vinci Multiestratégia FIM CDI CDI 18.0% 12.1% 4.4% 2.7% 212.5 Global IP&S Atlas Strategy IMA - B IMA - B 16.4% 8.7% 4.4% 2.4% 839.9 Global IP&S Vinci Valorem FIM N/A IPCA 13.1% 6.4% 2.8% 1.4% 887.0 Global IP&S Equilibrio Strategy IMA - B IMA - B 10.2% 4.4% 1.5% (0.2)% 85.9 Global IP&S Vinci Retorno Real FIM IPCA + 6% IFIX 5.6% (2.2)% 12.0% 2.5% 2,987.8 Real Assets (listed REIT) VISC11 IPCA + 6% IFIX (8.1)% 13.0% 20.9% 5.6% 1,287.2 Real Assets (listed REIT) VILG11 IPCA + 6% IFIX (33.1)% (17.8)% 9.2% (0.6)% 417.9 Real Assets (listed REIT) VINO11 IPCA + 6% IFIX (12.4)% (0.8)% 3.8% 11.4% 154.7 Real Assets (listed REIT) VIUR11 IPCA + X% IFIX 13.9% 0.1% 20.1% 9.1% 132.6 Real Assets (listed REIT) VCRI11 CDI + 1% IFIX 3.6% 3.1% 2.3% 1.1% 387.9 Real Assets (REIT) VICA11 IFIX IFIX - 6.3% 9.1% 4.5% 48.7 Real Assets (REIT) VINCI FOF IMOBILIARIO FIM CP N/A N/A (42.8)% (42.3)% 27.1% (0.6)% 314.9 Real Assets (listed REIT) VIGT11 24 M 12 M YTD 2Q’25 Benchmark 25.2% 12.1% 6.4% 3.3% CDI 2 17.9% 9.0% 6.0% 2.8% IMA - B 3 9.8% 5.4% 3.0% 0.9% IPCA 4 10.4% 4.1% 11.8% 5.2% IFIX 5

40 See notes and definitions at end of document Investment records – Closed End funds Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Gross IRR Gross IRR Gross MOIC Gross MOIC Total Value Unrealized Realized or Partially Realized Invested Capital Committed Capital Vintage year Segment Fund (USD) (BRL) (USD) (BRL) (R$mm) (R$mm) (R$mm) (R$mm) ( R$mm ) 77.2% 71.5% 4.0x 4.3x 5,210 79 5,131 1,206 1,415 2004 Private Equity Fund 1 - 0.4% 8.7% 1.0x 1.9x 3,910 2,046 1,865 2,063 2,200 2011 Private Equity VCP II 24.0% 25.5% 2.1x 2.1x 5,461 5,174 287 2,501 4,000¹³ 2018 Private Equity VCP III NM NM 1.2x 1.2x 1,027 1,027 – 793 3,879¹³ 2022 Private Equity VCP IV 70.2% 64.6% 2.1x 2.3x 15,608 8,326 7,282 6,563 9,526 Private Equity VCP Strategy² 30.5% 22.0% 2.6x 2.1x 26 – 26 13 36 2003 Private Equity NE Empreendedor³ 14.2% 21.7% 1.8x 2.4x 321 223 98 135 240 2017 Private Equity Nordeste III 19.4% 21.5% 1.3x 1.4x 923 757 167 728 1,000 2020 Private Equity VIR IV 26.2% 21.8% 1.5x 1.5x 1,271 980 291 875 1,276 Private Equity VIR Strategy⁴ 18.3% 24.9% 1.8x 2.3x 362 51 311 206 128 2018 Credit SPS I 22.7% 22.7% 2.2x 2.2x 1,670 583 1,088 1,062 671 2020 Credit SPS II 22.2% 24.7% 2.3x 2.4x 2,015 1,369 646 1,504 1,071 2021 Credit SPS III NM NM NM NM 63 63 – 63 1,073 2025 Credit SPS IV 21.8% 23.7% 2.2x 2.3x 4,111 2,066 2,045 2,835 2,943 Credit SPS Strategy⁵ 20.1% 18.8% 1.4x 1.4x 239 87 152 165 165 2022 Credit MAV I 11.2% 18.5% 1.3x 1.2x 243 207 36 205 205 2023 Credit MAV II NM NM NM NM 65 63 2 60 220 2025 Credit MAV III 15.2% 18.6% 1.3x 1.3x 547 356 190 431 590 Credit MAV Strategy⁶ 2.8% 11.4% 1.3x 2.3x 579 323 255 253 253 2012 Real Assets Lacan Florestal I 6.9% 12.5% 1.5x 2.0x 718 593 125 356 356 2016 Real Assets Lacan Florestal II 9.3% 12.5% 1.3x 1.4x 530 530 – 390 501 2020 Real Assets Lacan Florestal III 21.3% 20.4% 1.2x 1.2x 126 126 – 109 172 2023 Real Assets Lacan Florestal IV 5.2% 12.0% 1.3x 1.8x 1,952 1,572 380 1,108 1,281 Real Assets Lacan Strategy⁷ 40.7% 56.6% 2.7x 3.7x 379 90 289 104 211 2017 Real Assets FIP Transmissão ⁸ 12.9% 18.1% 1.3x 1.5x 512 512 – 350 386 2021 Real Assets VIAS⁹ NM NM 1.0x 1.0x 151 151 – 151 1,784 2022 Real Assets VICC¹⁰ 6.8% 9.6% 1.1x 1.2x 389 373 16 331 422 2021 Real Assets VFDL¹¹ NM NM 1.2x 1.2x 1,393 1,351 42 1,250 1,848 2022 Credit Vinci Credit Infra¹²

41 See notes and definitions at end of document Shareholder Dividends & Share Summary 2Q'25 1Q'25 4Q'24 3Q'24 2Q'24 1Q'24 4Q'23 3Q'23 ($ in thousands) 75,760 62,306 73,946 57,104 58,401 49,605 63,641 51,820 Adjusted Distributable Earnings (R$) 13,964 11,027 12,804 9,872 10,331 9,801 12,829 10,647 Adjusted Distributable Earnings (US$)¹ 0.22 0.17 0.20 0.19 0.19 0.18 0.24 0.20 Adjusted DE per Common Share (US$)² 0.15 0.15 0.15 0.16 0.17 0.17 0.20 0.17 Actual Dividend per Common Share³ 2Q'25 1Q'25 4Q'24 3Q'24 2Q'24 1Q'24 4Q'23 3Q'23 VINP Shares Shares Repurchased 173,762 683,148 607,643 374,834 220,135 533,981 93,249 705,518 # of Shares 9.47 10.07 10.28 10.38 10.82 10.64 10.50 10.14 Average Cost (US$/share) 1,645,210 6,879,698 6,246,577 3,890,849 2,382,251 5,681,558 979,137 7,150,845 Capital Deployed (US$) 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 48,778,420 48,896,968 49,580,116 38,404,375 38,779,209 38,778,597 39,312,578 39,405,827 Class A⁴ 63,244,659 63,363,207 64,046,355 52,870,614 53,245,448 53,244,836 53,778,817 53,872,066 Common Shares Vinci Compass generated R$1.20 or US$0.22 of Adjusted Distributable Earnings per common share for the 2Q’25. The company declared a quarterly dividend of US$0.15² per common share to record holders as of August 25, 2025; payable on September 9, 2025. As of June 30, 2025, there was no remaining authorization for the share repurchase plan.

42 Notes to page 2 (1) AUM considers assets under management and advisory as of June 2025 . AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 4 (1) Considers assets under management and advisory as of June 2025 . (2) Fee Related Revenues as of 2 Q’ 25 YTD excluding net advisory revenues from Corporate Advisory, except for Segments Breakdown, which includes all net advisory revenues . Year - to - date values are calculated as the sum of the last two quarters . Notes to page 13 (1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Notes to page 14 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date (YTD) values are calculated as the sum of the last two quarters . (2) Other items comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses . (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last two quarters . (5) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (6) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last two quarters . Notes to page 15 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 16 (1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . (2) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . (3) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . Notes and Definitions

43 Notes to page 20 (1) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . (2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Compass’ Liquid Funds, including funds from Equities, Global IP&S, Real Assets and Credit . Notes to page 21 (1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . (2) Liquid funds’ value are calculated as investment at fair value as of June 30 , 2025 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 2 Q’ 25 Financial Statements filed within the SEC on August 12 , 2025 . (3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of June 30 , 2025 . For more detail, please see the Financial Statements filed within the SEC on August 12 , 2025 . (4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . For more detail, see 2 Q’ 25 Financial Statements filed within the SEC on August 12 , 2025 . (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 25 (1) Upfront fees are one - time fees charged for TPD Alternative commitments . Fee - Earning Assets Under Management Ex - Upfront regards the FEAUM only from the funds which collect recurring management fees . (2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . (3) Other includes Pension Plans, Fund Services and Vinci Retirement Services . Notes to page 29 (1) Placement Fees Amortization and Rebates in the 2 Q 25 was positive following a reversion in the accounting methodology for one of our business units Notes to page 32 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . (2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . Notes and Definitions (cont’d)

44 Notes to page 32 (cont’d) (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . (5) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On June 30 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . Notes to page 33 (1) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On June 30 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions Notes to page 36 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 37 (1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 38 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . (3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . (4) IPCA is a broad consumer price index measured by the IBGE . Notes and Definitions (cont’d)

45 Notes to page 38 (cont’d) (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) Brazil stock market most relevant index . (7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . (8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . (9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . (11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . (12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 39 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 40 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . (2) Total commitments for VCP III include R $ 1 . 3 billion in co - investments . Track record presented for the VCP strategy as of 1 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . (4) Track record for VIR strategy is presented as of 1 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (5) Track record for Vinci SPS strategy is presented as of 2 Q’ 25 . (6) Track record for MAV strategy is presented as of 2 Q’ 25 . (7) Track record for Lacan strategy is presented as of 2 Q’ 25 . (8) Track record for FIP Infra is presented as of 1 Q’ 25 . (9) Track record for VIAS is presented as of 1 Q’ 25 . (10) Total commitments for VICC are presented as of 2 Q’ 25 . Notes and Definitions (cont’d)

46 Notes to page 40 (cont’d) (11) Track record for VFDL is presented as of 2 Q’ 25 . (12) Track record for Vinci Credit Infra is presented as of 2 Q’ 25 . (13) Committed capital for VCP III and VCP IV also consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Notes to page 41 (1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 4254 , as of August 08 , 2025 , when dividends were approved by our Board of Directors . (2) Per Share calculations are based on end of period Participating Common Shares . (3) Actual dividends per common share are calculated considering the share count as of the applicable record date . (4) As of June 30 , 2025 , Public Float was comprised of 11 , 433 , 246 Class A common shares . Notes and Definitions (cont’d)

47 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

48 • “AUM” refers to assets under management and advisory . Our AUM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AUM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

49 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

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